Exhibit 99.3

N E W S R E L E A S E

Siyata Mobile Announces Financial Results for Third Quarter 2023

Company to host conference call at 8:30 a.m. ET on Thursday November 16

Vancouver, BC – November 15, 2023 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its financial results for the three months ended September 30, 2023.

“Year-to-date, we have grown our revenue by 45% compared to the same period last year on increasing sales of our mission-critical, Push-to-Talk Over Cellular (PoC) solution,” said Marc Seelenfreund, CEO of Siyata. “Demand for reliable, high-quality communication solutions is strong, and we are well positioned with an expanding reseller network and partnerships with Tier-1 cellular providers to capture additional market share. During the third quarter, we experienced slight order delays as we transitioned from non-stocked to stocked status with a large U.S. wireless carrier, which resulted in lower sales. Importantly, we believe this was a temporary decline isolated to the third quarter as recent orders indicate fourth quarter sales are off to a solid start. Looking ahead, the size and quality of our new business pipeline reinforces our optimism for future growth.”

Key financial highlights for the three months ended September 30, 2023:

●	Revenues were $1.8 million compared to $2.6 million for the three months ended September 30, 2022. This decrease of $726,000, or 28.3%, was due mainly to the decrease in the sale of rugged devices partially offset by an increase in sales of boosters.

●	Gross profit of $490,000, or 26.6% of revenues, compared to $856,000, or 33.3% of revenues for the three months ended September 30, 2022. The decrease in gross profit dollars and margin was mainly due to the decrease in sales of rugged and in-vehicle cellular devices at higher margins compared to the margins sold on legacy rugged devices.

●	Adjusted EBITDA was ($1.57) million compared to ($1.58) million in the same period in the prior year. (See reconciliation with IFRS below).

Liquidity and Capital Resources

As of September 30, 2023, the Company had a cash balance of $366,000 and working capital of $3.8 million compared to $1.9 million and $1.6 million, respectively, as of December 31, 2022.

Subsequent to quarter end, the Company issued 1.87 million common shares and 530,000 pre-funded warrants at a public price of $0.65 per share and $0.64 per pre-funded warrant for gross proceeds of $1.6 million.

Conference Call Details

The Company will host a conference call at 8:30 a.m. ET on Thursday, November 16, 2023 to discuss its third quarter 2023 financial results. Following management’s formal remarks there will be a question-and-answer session.

Date: Thursday, November 16, 2023

Time: 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

North America dial-in number: +1 (877) 545-0523

International toll-free dial-in number: +1 (973) 528-0016

Access Code: 503806

A replay will be available until November 30, 2023. To access the replay, dial +1 (877) 481-4010 or +1 (919) 882-2331. When prompted, enter Passcode 49473.

The call will also be available over the Internet and accessible at: https://www.webcaster4.com/Webcast/Page/2988/49473.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

-- Tables Follow --

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in US dollars)

	September 30, 2023	December 31, 2022
ASSETS
Current
Cash	$366,155	$1,913,742
Trade and other receivables (Note 3)	2,179,246	1,574,628
Prepaid expenses	228,478	173,504
Inventory (Note 4)	2,901,914	4,092,550
Advance to suppliers	1,541,809	155,852
	7,217,602	7,910,276
Long term receivable	136,749	150,185
Right of use assets	666,274	887,137
Equipment	180,432	207,402
Intangible assets	7,996,315	6,987,531
Total assets	$16,197,372	$16,142,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan (Note 5)	$531,521	$-
Accounts payable and accrued liabilities	2,589,219	3,078,650
Deferred revenue	-	149,600
Lease obligations	329,433	303,788
Warrant liability (Note 7)	13,923	2,734,804
	3,464,096	6,266,842
Lease obligation	396,242	635,217
	396,242	635,217
Total liabilities	3,860,338	6,902,059
Shareholders’ equity
Share capital (Note 8)	84,702,612	73,312,866
Reserves (Note 8)	14,421,004	13,647,399
Accumulated other comprehensive loss	98,870	98,870
Deficit	(86,885,452)	(77,818,663)
	12,337,034	9,240,472
Total liabilities and shareholders’ equity	$16,197,372	$16,142,531

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and nine months ended September 30

	9 months ended September 30		3 months ended September 30
	USD	USD	USD	USD
	2023	2022	2023	2022

Revenue	$6,355,744	$4,370,387	$1,842,390	$2,567,885
Cost of sales (Note 9)	(4,564,640)	(3,150,560)	(1,352,293)	(1,711,782)
Gross profit	1,791,104	1,219,827	490,097	856,103

EXPENSES
Amortization and depreciation	1,308,639	811,234	453,500	351,310
Development expenses	173,102	299,937	87,652	36,567
Selling and marketing (Note 10)	3,464,928	3,434,201	1,423,760	1,225,475
General and administrative (Note 11)	4,414,096	4,684,702	1,318,284	1,174,041
Inventory impairment (Note 4)	-	303,316	-	-
Inventory loss (income) from water damage	(405,364)	-	(405,364)	-
Bad debts (recovered) (Note 3)	26,660	63,285	16,512	-
Insurance proceeds from water damage	(380,077)	-	(380,077)	-
Share-based payments (Note 8)	773,605	2,478,695	202,072	539,660
Total operating expenses	9,375,589	12,075,370	2,716,339	3,327,053

Net operating loss	(7,584,485)	(10,855,543)	(2,226,242)	(2,470,950)

OTHER EXPENSES
Finance expense)	109,033	128,446	33,684	82,720
Foreign exchange	(188,494)	199,535	(109,895)	180,367
Change in fair value of convertible promissory note (Note 6)	-	3,725,362	-	474,514
Change in fair value of opening warrant liability (Note 7)	-	962,350	-	-
Change in fair value of warrant liability (Note 7)	1,561,765	(8,125,538)	(294,858)	(2,680,603)
Transaction costs (Note 1)	-	965,247	-	-
Total other expenses	1,482,304	(2,144,598)	(371,069)	(1,943,002)
Net loss for the year	(9,066,789)	(8,710,945)	(1,855,173)	(527,948)

Other comprehensive income
Translation adjustment	-	138,628	-	137,110

Comprehensive loss for the year	$(9,066,789)	$(8,572,317)	$(1,855,173)	$(390,838)

Weighted average shares (after the 100-1 reverse stock split)	1,052,526	147,155	1,792,431	165,351
Basic and diluted loss per share after the 100-1 reverse stock split	$(8.61)	$(59.20)	$(1.04)	$(3.19)

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three months ended June 30, 2023 and 2022

	9 months ended September 30, 2023		3 months ended September 30, 2023
	USD	USD	USD	USD
EBITDA	2023	2022	2023	2022
Net operating loss	(7,584,485)	(10,855,543)	(2,226,242)	(2,470,950)
addback
amortization and depreciation	1,308,639	811,234	453,500	351,310
share based payments	773,605	2,478,695	202,072	539,660

Adjusted EBITDA	(5,502,241)	(7,565,614)	(1,570,670)	(1,579,980)

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